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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

EPSILON ENERGY LTD.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

Common Shares, no par value per share
(Title of Class of Securities)

294375209
(CUSIP Number of Class of Securities)

Michael Raleigh
Chief Executive Officer
Epsilon Energy Ltd.
16945 Northchase Drive, Suite 1610
Houston, Texas 77060
(281) 670-0002
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Gislar Donnenberg
DLA Piper LLP (US)
1000 Louisiana, Suite 2800
Houston, Texas 77002
(713) 425-8400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$6,120,000	$794.38

(1)
The transaction valuation is estimated only for purposes of calculating the filing fee. The amount is based on the offer to purchase up to 2,000,000 common shares, no par value, at the offer price of $3.06 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, equals $129.80 for each $1,000,000 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐    third-party tender offer subject to Rule 14d-1.

    ☒    issuer tender offer subject to Rule 13e-4.

    ☐    going-private transaction subject to Rule 13e-3.

    ☐    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

  If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

    ☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

i

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Offer") by Epsilon Energy Ltd., a corporation organized under the laws of Alberta ("Epsilon" or the "Company"), to holders of its common shares, no par value (the "Common Shares"), to purchase up to 2,000,000 Common Shares for cash at a price of US$3.06 per Common Share (subject to any applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 2020, and accompanying Issuer Bid Circular (the "Offer and Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii), and (a)(1)(iii), respectively, and which, collectively, as amended or supplemented from time to time, constitute the "Offer Documents."

        The Offer will commence on May 19, 2020 and expire at 5:00 p.m. (Eastern Standard time) on June 30, 2020, unless extended, varied or withdrawn by the Company.

        This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All of the information set forth in the Offer and Circular is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO in addition to the information specifically provided or incorporated by reference herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer and Circular.

Item 1.    Summary Term Sheet

        The information set forth in the Offer and Circular under the following caption is incorporated herein by reference: "Summary"

Item 2.    Subject Company Information

        (a)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference: "Issuer Bid Circular—Epsilon Energy Ltd."

        (b)   The subject securities are the Common Shares of Epsilon. As of May 15, 2020 there were 26,133,668 Common Shares issued and outstanding. The information set forth in the Offer and Circular under the following caption is also incorporated herein by reference: "Issuer Bid Circular—Authorized Capital."

        (c)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Summary"

        "Issuer Bid Circular—Authorized Capital"

        "Issuer Bid Circular—Price Range of Common Shares"

Item 3.    Identity and Background of Filing Person

        (a)   The filing person to which this Schedule TO relates is Epsilon Energy Ltd. The address and telephone number of the Company is set forth under Item 2(a) above.

        The names, business addresses and business telephone numbers of the directors, executive officers, and controlling persons of the Company are as set forth under the following caption incorporated herein by reference: "Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Common Shares."

Item 4.    Terms of the Transaction

        (a)   (1) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Summary"

        "Offer to Purchase—The Offer"

        "Offer to Purchase—Number of Common Shares and Proration of Tenders"

        "Offer to Purchase—Manner and Time of Acceptance"

        "Offer to Purchase—Procedure for Depositing Common Shares"

        "Offer to Purchase—Withdrawal Rights"

        "Offer to Purchase—Conditional Tender of Common Shares"

        "Offer to Purchase—Conditions of the Offer"

        "Offer to Purchase—Extension and Variation of the Offer"

        "Offer to Purchase—Taking Up and Payment for Deposited Common Shares"

        "Offer to Purchase—Treatment of Common Shares Not Deposited under the Offer"

        "Offer to Purchase—Other Terms"

        "Issuer Bid Circular—Acceptance for Payment and Payment for the Common Shares"

        "Issuer Bid Circular—United States Federal Income Tax Considerations"

        (b)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference: "Summary" and "Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Common Shares."

Item 5.    Past Contracts, Transactions, Negotiations and Agreements

        (e)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Summary"

        "Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Common Shares"

        The Company has entered into the following plans and agreements in connection with its Common Shares:

        Amended and Restated 2017 Stock Option Plan, as amended April 17, 2017, filed as Exhibit (d)(1) to this Schedule TO.

        Share Compensation Plan, effective as of May 24, 2017, filed as Exhibit (d)(2) to this Schedule TO.

        Lane Bond Offer Letter, between Epsilon Energy USA, Inc., Epsilon Energy Ltd., and Lane Bond, dated September 1, 2013, filed as Exhibit (d)(3) to this Schedule TO.

        Henry Clanton Offer Letter, between Epsilon Energy USA, Inc., Epsilon Energy Ltd., and Henry Clanton, dated January 4, 2017, filed as Exhibit (d)(4) to this Schedule TO.

        The Company has not entered into other plans or agreements with respect to its other securities.

        Except for such agreements, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Common Shares).

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference: "Summary" and "Issuer Bid Circular—Purpose and Effect of the Offer."

        (b)   Common Shares taken up and paid for by the Company in the Offer will be cancelled.

        (c)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference: "Issuer Bid Circular—Purpose and Effect of the Offer."

Item 7.    Source and Amount of Funds or Other Consideration

        (a)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference: "Issuer Bid Circular—Purpose and Effect of the Offer" and "Issuer Bid Circular—Source of Funds."

        (b)   Not applicable.

        (d)   Not applicable.

Item 8.    Interest in Securities of the Subject Company

        (a)    Securities Ownership.    The information set forth in the Offer and Circular under the following caption is incorporated herein by reference: "Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Common Shares."

        (b)    Securities Transactions.    The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

        "Issuer Bid Circular—Previous Purchases and Sales of Securities"

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

        (a)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference: "Issuer Bid Circular—Depositary" and "Issuer Bid Circular—Fees and Expenses" and "Issuer Bid Circular—Valuation" and "Offer to Purchase—The Offer."

Item 10.    Financial Statements

        (a)    Financial Information.    The Company does not believe it is required to include financial information due to the fact that this information is not considered material because, among other reasons, the consideration offered in the Offer consists solely of cash, there is no financing condition and the Company is a public reporting company.

        (b)    Pro Forma Information.    The Company does not believe it is required to include pro forma information due to the fact that this information is not considered material because, among other reasons, the consideration offered in the Offer consists solely of cash, there is no financing condition and the Company is a public reporting company.

Item 11.    Additional Information

        (a)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Issuer Bid Circular—Previous Purchases and Sales of Securities"

        "Issuer Bid Circular—Previous Distribution of Common Shares"

        "Issuer Bid Circular—Certain Legal Matters; Regulatory Approvals"

        (c)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference: "Issuer Bid Circular—Additional Information." The information set forth in the related Letter of Transmittal is incorporated herein by reference.

        The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.    Exhibits

Exhibit Number		Description
(a)(1)(i)	*	Offer to Purchase and Issuer Bid Circular, dated May 19, 2020.
(a)(1)(ii)	*	Letter of Transmittal, dated May 19, 2020.
(a)(1)(iii)	*	Notice of Guaranteed Delivery, dated May 19, 2020.
(a)(5)(i)	*	Press Release, dated May 19, 2020.
(a)(5)(ii)		Press release issued by Epsilon Energy Ltd. on May 14, 2020 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed on May 14, 2020).
(b)		Not applicable.
(d)(1)		Amended and Restated 2017 Stock Option Plan, as amended April 17, 2017 (incorporated by reference to Exhibit 10.9 of Form 10 File No. 001-38770, filed on December 21, 2018).
(d)(2)		Share Compensation Plan effective as of May 24, 2017 (incorporated by reference to Exhibit 10.10 of Form 10 File No. 001-38770, filed on December 21, 2018).
(d)(3)		Lane Bond Offer Letter, between Epsilon Energy USA, Inc., Epsilon Energy Ltd., and Lane Bond (incorporated by reference to Exhibit 10.6 of Form 10 File No. 001-38700, filed on December 21, 2018).
(d)(4)
Henry Clanton Offer Letter, between Epsilon Energy USA, Inc., Epsilon Energy Ltd., and Henry Clanton, dated January 4, 2017 (incorporated by reference to Exhibit 10.7 of Form 10 File No. 001-38700, filed on December 21, 2018).

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPSILON ENERGY LTD
Date: May 19, 2020	By:	/s/ MICHAEL RALEIGH.
		Name:	Michael Raleigh
		Title:	Chief Executive Officer